UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 000-31116
CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC
(Exact name of registrant as specified in its charter)
Milstein Building
Granta Park
Cambridge CB21 6GH
United Kingdom
Tel: 011 44 1223 471 471
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
American Depositary Shares, each representing one Ordinary Share
Ordinary Shares, nominal value of £0.10 each
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section
13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) ☐ Rule 12g-4(a)(1)(ii) ☐ Rule 12g-4(a)(2)(i) ☒ Rule 12g-4(a)(2)(ii) ☐	Rule 12h-3(b)(1)(i) ☐ Rule 12h-3(b)(1)(ii) ☐ Rule 12h-3(b)(2)(i) ☒ Rule 12h-3(b)(2)(ii) ☐ Rule 15d-6 ☐
Approximate number of holders of record as of the certification date or notice date: There are no holders of record of the American Depositary Shares or Ordinary Shares in the United States. Each of the American Depositary Shares has been cancelled and there is one non-US holder with respect to the Ordinary Shares.
Pursuant to the requirements of the Securities Exchange Act of 1934, Cambridge Antibody Technology Group plc has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

January 4, 2007	By:	Date: /s/ Adrian C N Kemp
		Name:	Adrian C N Kemp
		Title:	Director